DOMINGO M. CORREA

11484 NW 71st St, Doral FL, 33178
786-282-9404 / dmcr86@hotmail.com

PROFILE

Experienced, forward thinking, results-driven industrial and systems engineer with comprehensive experience and visible achievements in diverse areas such as manufacturing, operations, services, quality, financial services, and supply chain. Certified Lean Six Sigma Expert with outstanding analytical and problem solving capabilities. Strong leadership, negotiation, and organization skills. Work well under pressure during fast paced and stressful situations. Resourceful team player. Expert in improving operational efficiency, employee productivity, process/product quality, and implementing strategies that enhance profitability. Proven record of building and leading multi-skilled teams to drive projects from pre-development through control cycle, and in finding and capitalizing on solutions for complex issues.

EDUCATION

FLORIDA INTERNATIONAL UNIVERSITY   Miami, Florida
Bachelor in Industrial and System Engineering, December 2009

MIAMI DADE COLLEGE   Miami, Florida
Associate Degree in Electrical Engineering, April 2005

CERTIFICATIONS

➢ **Lean Six Sigma Black Belt Certificate, December 2013**
➢ **Six Sigma Master Black Belt Certificate, July 2010**
➢ **ISO 9001:2008 Lead Auditor Certificate, March 2010**
➢ **Project Management Certificate, February 2010**

➢ **Six Sigma Black Belt Certificate, February 2010**
➢ **Lean Management Certificate, December 2009**
➢ **Lean Six Sigma Green Belt Certificate, August 2009**

PROFESSIONAL EXPERIENCE

BAYVIEW LOAN SERVICING   Miami, Florida
Senior Business Process Workflow Engineer – April 2017 to Present
Business Process Workflow Engineer – August 2016 to April 2017
Operations Engineer – June 2014 to August 2016
➢ Re-engineered the QC department for the fulfillment group, increased productivity by 22%, and improved overall quality from <50% to 90%.
➢ Created standard guidelines to expedite the creation of new Quality Control departments across the different business units.
➢ Automated and centralized data collection systems to increase visibility of process performance across different departments.
➢ Redesigned the existing QA processes to reduce rework and facilitate the implementation of proper corrective actions.
➢ Created all the QC/QA test scripts for the implementation of a new loan servicing software.
➢ Managed and successfully completed cross functional projects increasing over 25% in process capacity.
➢ Engineered, automated, and implemented a new State Declaration process, reducing lead time from 258 to 47 days (82%).
➢ Leveraged SharePoint as a data collection system and workflow solution that served as proof of concept to identify the need of a BPM platform.
➢ Created a comprehensive QA structure for developing and testing improvements for billing statements to reduce the frequency of external audits by 66%.

KRAFT FOODS   Federalsburg, Maryland
Continuous Improvement Manager – October 2012 to June 2014
➢ Managed Continuous Improvement department for a Union Manufacturing facility with 80+ employees.
➢ Successfully completed cross-functional projects that delivered over $4.4M in savings per year.
➢ Implemented an effective labor strategy to reduce overtime by 78% resulting in $612K in savings.
➢ Redesigned their existing HACCP program to increase defect detection, perform proper corrective actions, and increase customer satisfaction.
➢ Reduced oven and dryers' process variation to increase production by 3% resulting in $200K of cost avoidance.
➢ Successfully decreased bread staling time resulting in a 50% reduction of process lead time.
➢ Reduced 76% of customer complaints for burnt bread after improving the plant's measurement system.
➢ Effectively center lined equipment and standardize different processes to increase Mean Time Between Failure by 35% for the plant.
➢ Cross-functionally, coached and mentored Black Belts from different Business Units including Research & Development.
➢ Facilitated different trainings to the entire management staff at the Federalsburg facility to enable the plant personnel to better identify root causes and perform proper corrective actions.
➢ Performed a vendor quality audit to the main flour supplier to ensure proper programs were in place to avoid contamination risks.
➢ Effectively administered their data gathering system (ZARPAC) and provided support for the plant.
➢ Redesigned sanitation work flow of the entire plant to successfully deliver a 25% sustained reduction in sanitation time.

K-FORCE   Miami, Florida
Consultant at Tracfone – May 2012 to August 2012
➢ Evaluated and corrected the internal controls kept by production control in order to comply with the auditing standards (Sarbanes-Oxley).
➢ Provided support to the project management, software quality assurance, IT development, and information security teams to reduce the lead time to deploy all changes into production.
➢ Analyzed quantitative and qualitative data in order to enhance the system used by the production control department.
➢ Managed, Controlled, validated, post implemented and reconciled all system change requests being deployed into production.

BRIGHTSTAR CORP.   Miami, Florida
Process Improvement Engineer/Six Sigma Master Black Belt – July 2010 to July 2011
➢ Trained managers, supervisors, and area leaders different lean six sigma tools.
➢ Developed effective changes in the order management system that resulted in savings over $100K.
➢ Re-Engineered all supply chain, material planning, demand planning processes, increasing productivity by 16%, and reducing waste by 22%.
➢ Created policies and standard operating procedures to reduce after sales costs in the Latin American region by 28%.
➢ Streamlined the supply chain channels for one of the main OEM delivering end to end savings of $2.4M.
➢ Performed Kaizen events at Brightstar Miami Operations Center that delivered $750K in savings.

DOMINGO M. CORREA
11484 NW 71st St, Doral FL, 33178
786-282-9404 / dmcr86@hotmail.com

Quality Control Analyst/Process Improvement Specialist – April 2010 to July 2010 Miami, Florida
- Implemented, measured, and controlled KPIs in the operation and supply chain areas.
- Documented and re-designed different processes with the purpose of increasing productivity in the main operation areas by 25%.
- Reduced 20% of the costs of the quality department in Brightstar Miami Operations Center.
- Designed the layout of B2C area at Brightstar Miami Operations Center.
- Introduced the CAPA program in order to evaluate, manage, and improve processes.
- Led Quality Non-Conformance investigations and resolutions, including identification of root cause and implementation of correction, corrective and preventive actions.

DON PAN INTERNATIONAL BAKERY Miami, Florida
Lean Six Sigma Consultant - August 2011 to April 2012
Store Manager/Quality Control Engineer - March 2002 to April 2010
- Re-designed layout of bakery's kitchen resulting in streamlined operations and increased daily production by 20%.
- Performed evaluation and hiring process of all personnel.
- Completed cross functional projects to reduce customer's waiting time by 33%
- Conducted planning and forecasting activities based on daily demand and production reports.
- Performed time studies of the food preparation activities which serve as a basis for the bakery's forecasting and planning tasks.
- Created Excel spreadsheets for the administration, control of daily operations, and inventory.
- Reduced 10% of operating expenses by improving the efficiency of the facility services usage.
- Performed book keeping operations and weekly budget analysis (profit vs. expenditures).

ADDITIONAL EXPERIENCE

INGRAM MICRO MIAMI Miami, Florida
Six Sigma Project – July 2009 to December 2009
- Identified, captured and documented business activities routinely executed by Product Managers in order to determine how time was allocated by each Product Manager for such activities and analyzed the results in terms of the allocation, by function, vendor, & other relevant categories.
- Developed relevant and feasible recommendations to reduce the time the Product Managers engaged in non value adding activities by 50%, in order to maximize business opportunities with vendors resulting in an increase of revenue.

TROPICAL SHIPPING Miami, Florida
Lean Six Sigma Project – July 2009 to December 2009
- Optimized the warehouse by modifying its design in order to streamline operations and reduce the waste of space.
- Designed and implemented effective/efficient processes to reduce the handling of packages by 25% which sometimes led to damaging the cargo and fragile content.

CORDIS® JOHNSON & JOHNSON COMPANY. Miami, Florida
Quality Engineer Intern - August 2008 to December 2008
- Led Production Quality Non-Conformance investigations and resolutions, including identification of root cause and implementation of correction, corrective and preventive actions.
- Translated documents and created drawings of existent tools to facilitate the transfer of the Microcatheters manufacturing line to Cordis Mexico.
- Designed charts that were included in the operating procedures to improve productivity, quality of final products, and safety of operators.

BECKMAN COULTER INC. Miami, Florida
Lean & Industrial Engineering Intern - April 2008 to August 2008
- Performed time studies, manpower analysis, work content determination, design of layouts, and process diagrams for current and future states of lean implementation.
- Increased productivity by 33% through combined work steps, removing non-value added tasks, and reducing waste by 45% in the power supply area.
- Built workstations based on individual ergonomic needs to reduce fatigue and increase performance by 5%.
- Developed tools to monitor production and productivity of the different manufacturing areas.

JCS FOOD SERVICES Miami, Florida
Process Improvement Project – January 2008 to April 2008
- Designed new layouts to create a continuous flow of material, process, documentation increasing productivity by 25%, and implemented effective production processes to reduce waste by 10%. Additionally created a database to monitor inventory and production.

WINDOW EXPRESS Miami, Florida
Store Manager and Co-Owner – September 2006 to September 2007
- Co-owner of a Venezuelan fast food restaurant also managed all aspects of the business' operations including marketing activities, menu selection, procurement of supplies, food preparation, and financial management.
- Performed evaluation and hiring process of all personnel.

EVENCA C.A. Tenerife, Spain
Project Manager - June 2004 to August 2004
- Project manager for minor indoor and outdoor construction.
- Reviewed and provided electrical and structural guidance on all architectural plans.
- Completed a material analysis to determine the optimum amount of wood to be used throughout various construction stages.
- Inspected all finished woodwork throughout the houses during construction.

ADDITIONAL SKILLS

- Native Spanish Speaker. Fluent in English.
- Expert proficiency in the use Microsoft Office and Macintosh products, Visio, Project, Minitab, Expert fit, Quick Book, Adobe Photoshop, Pro Tools, Final Cut.